UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 7)1

Forte Biosciences Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

34962G109

(CUSIP Number)

ERIC SHAHINIAN

CAMAC PARTNERS, LLC

350 PARK AVENUE, 13TH FLOOR

NEW YORK, NEW YORK 10022

(914) 629-8496

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

August 1, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 34962G109

1	NAME OF REPORTING PERSON

Camac Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,316,784
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

1,316,784
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,316,784
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.6%
14	TYPE OF REPORTING PERSON

OO

2

CUSIP No. 34962G109

1	NAME OF REPORTING PERSON

Camac Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,316,784
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

1,316,784
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,316,784
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.6%
14	TYPE OF REPORTING PERSON

OO

3

CUSIP No. 34962G109

1	NAME OF REPORTING PERSON

Camac Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,316,784
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

1,316,784
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,316,784
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.6%
14	TYPE OF REPORTING PERSON

PN

4

CUSIP No. 34962G109

1	NAME OF REPORTING PERSON

Eric Shahinian
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,316,784
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

1,316,784
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,316,784
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.6%
14	TYPE OF REPORTING PERSON

IN

5

CUSIP No. 34962G109

1	NAME OF REPORTING PERSON

Michael G. Hacke
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		0
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

6

CUSIP No. 34962G109

1	NAME OF REPORTING PERSON

McIntyre Partnerships, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		39,824
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

39,824
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

39,824
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

7

CUSIP No. 34962G109

1	NAME OF REPORTING PERSON

McIntyre Capital GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		39,824
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

39,824
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

39,824
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

8

CUSIP No. 34962G109

1	NAME OF REPORTING PERSON

McIntyre Capital Management, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		39,824
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

39,824
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

39,824
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

9

CUSIP No. 34962G109

1	NAME OF REPORTING PERSON

McIntyre Capital Management GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		39,824
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

39,824
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

39,824
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

10

CUSIP No. 34962G109

1	NAME OF REPORTING PERSON

Chris McIntyre
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		39,824
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

39,824
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

39,824
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

IN

11

CUSIP No. 34962G109

This Amendment No. 7 (this “Amendment”) amends and supplements the Schedule 13D filed on August 1, 2022, as amended on August 8, 2022, August 17, 2022, September 28, 2022, February 21, 2023, May 25, 2023 and July 5, 2023, with the Securities and Exchange Commission, by the Reporting Persons with respect to the Common Stock of Forte Biosciences Inc. (the “Issuer” or the “Company”). Information reported in the Schedule 13D remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment. Capitalized terms used but not defined in this Amendment have the respective meanings set forth in the Schedule 13D. All references in the Schedule 13D and this Amendment to the “Statement” will be deemed to refer to the Schedule 13D as amended and supplemented by this Amendment.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated as follows:

The shares of Common Stock purchased by Camac Fund were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 1,316,784 shares of Common Stock beneficially owned by Camac Fund is approximately $1,593,124, including brokerage commissions.

The shares of Common Stock purchased by McIntyre Partnerships were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 39,824 shares of Common Stock beneficially owned by McIntyre Partnerships is approximately $41,161, excluding brokerage commissions.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On August 1, 2023, the Issuer disclosed that it entered into a Securities Purchase Agreement with certain parties (including, among others, certain executive officers, senior management and members of the Board) whereby it agreed to sell 15,166,957 shares of Common Stock and 9,689,293 pre-funded warrants. Given that the Issuer’s last disclosed outstanding share count was 21,051,195 shares, such transaction resulted in massive dilution to existing stockholders and served to entrench the Board in the face of widespread stockholder discontent. The Reporting Persons reserve their rights with respect to such dilutive and entrenching transaction that was executed well after Camac Fund nominated Michael G. Hacke and Chris McIntyre for election to the Board at the 2023 annual meeting of stockholders.

Item 5.	Interest in Securities of the Issuer.

Items 5 (a), (c) and (e) are hereby amended and restated as follows:

(a)       The aggregate percentage of shares of Common Stock reported owned by each person named herein is based upon 36,218,152 shares of Common Stock believed to be outstanding following the closing of the Issuer’s private placement, consisting of (i) 21,051,195 shares of Common Stock outstanding as of May 11, 2023, which is the total number of shares of Common Stock outstanding as reported in the Issuer’s quarterly report on Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on May 15, 2023 and (ii) 15,166,957 shares of Common Stock issued pursuant to the Securities Purchase Agreement entered into by the Issuer and certain investors, dated July 28, 2023, as disclosed in the Issuer’s current report on Form 8-K filed with the SEC on August 1, 2023.

As of the date hereof, Camac Fund beneficially owned 1,316,784 shares of Common Stock, constituting approximately 3.6% of the shares of Common Stock outstanding. Camac Partners, as investment manager of Camac Fund, may be deemed to beneficially own the 1,316,784 shares of Common Stock owned by Camac Fund, constituting approximately 3.6% of the shares of Common Stock outstanding. Camac Capital, as the managing member of Camac Partners and the general partner of Camac Fund, may be deemed to beneficially own the 1,316,784 shares of Common Stock owned by Camac Fund, constituting approximately 3.6% of the shares of Common Stock outstanding. Mr. Shahinian, as the manager of Camac Capital, may be deemed to beneficially own the 1,316,784 shares of Common Stock owned by Camac Fund, constituting approximately 3.6% of the shares of Common Stock outstanding.

12

CUSIP No. 34962G109

As of the date hereof, Mr. Hacke does not beneficially own any shares of Common Stock, constituting 0% of the shares of Common Stock outstanding.

As of the date hereof, McIntyre Partnerships beneficially owned 39,824 shares of Common Stock, constituting less than 1% of the shares of Common Stock outstanding. McIntyre GP, as the general partner of McIntyre Partnerships, may be deemed to beneficially own the 39,824 shares of Common Stock owned by McIntyre Partnerships, constituting less than 1% of the shares of Common Stock outstanding. McIntyre Capital, as the investment manager of McIntyre Partnerships, may be deemed to beneficially own the 39,824 shares of Common Stock owned by McIntyre Partnerships, constituting less than 1% of the shares of Common Stock outstanding. McIntyre IM GP, as the general partner of McIntyre Capital, may be deemed to beneficially own the 39,824 shares of Common Stock owned by McIntyre Partnerships, constituting less than 1% of the shares of Common Stock outstanding. Mr. McIntyre, as the Managing Member of each of McIntyre GP and McIntyre IM GP, may be deemed to beneficially own the 39,824 shares of Common Stock owned by McIntyre Partnerships, constituting less than 1% of the shares of Common Stock outstanding.

As of the date hereof, the Reporting Persons collectively beneficially owned an aggregate of 1,356,608 shares of Common Stock, constituting approximately 3.7% of the shares of Common Stock outstanding.

(c)       Schedule A annexed hereto lists all transactions in the securities of the Issuer by the Reporting Persons since the filing of Amendment No. 6 to the Schedule 13D.

(e)       As of August 1, 2023, the Reporting Persons ceased to be beneficial owners of more than 5% of the shares of Common Stock.

13

CUSIP No. 34962G109

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete, and correct.

Dated: August 3, 2023

CAMAC FUND, LP

By:	Camac Capital, LLC its General Partner

By:	/s/ Eric Shahinian
	Name:	Eric Shahinian
	Title:	Manager

CAMAC PARTNERS, LLC

By:	Camac Capital, LLC its Managing Member

By:	/s/ Eric Shahinian
	Name:	Eric Shahinian
	Title:	Manager

CAMAC CAPITAL, LLC

By:	/s/ Eric Shahinian
	Name:	Eric Shahinian
	Title:	Manager

/s/ Eric Shahinian
Eric Shahinian Individually and as attorney-in-fact for Michael G. Hacke

14

CUSIP No. 34962G109

MCINTYRE PARTNERSHIPS, LP

By:	McIntyre Capital GP, LLC its General Partner

By:	/s/ Chris McIntyre
	Name:	Chris McIntyre
	Title:	Managing Member

MCINTYRE CAPITAL GP, LLC

By:	/s/ Chris McIntyre
	Name:	Chris McIntyre
	Title:	Managing Member

MCINTYRE CAPITAL MANAGEMENT, LP

By:	McIntyre Capital Management GP, LLC its General Partner

By:	/s/ Chris McIntyre
	Name:	Chris McIntyre
	Title:	Managing Member

MCINTYRE CAPITAL MANAGEMENT GP, LLC

By:	/s/ Chris McIntyre
	Name:	Chris McIntyre
	Title:	Managing Member

/s/ Chris McIntyre
Chris McIntyre

15

CUSIP No. 34962G109

SCHEDULE A

Transactions in the Securities of the Issuer Since the Filing of Amendment No. 6 to the Schedule 13D

Nature of the Transaction	Amount of Securities (Sold)	Price ($)	Date of Sale

CAMAC FUND, LP

Sale of Common Stock	(391,978)	1.0365	08/01/2023
Sale of Common Stock	(103,950)	1.0001	08/02/2023